

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated April 10, 2007



Deutsche Bank

Deutsche Bank

15 Year Non-Call 1 Year Spread Range Note

Indicative Terms and Conditions – April 9, 2007



Summary Terms of Note

Issuer	:	Deutsche Bank AG, London Branch
Issuer Ratings	:	Moody's Aa3
Settlement Date	:	April 20, 2007
Maturity Date	:	April 20, 2022
Security Codes	:	▪ CUSIP: 2515A0 BZ 5 ▪ ISIN: US2515A0BZ57
Denomination	:	$1,000 per Note (min. investment $1,000)
Coupon	:	Year 1: 8.00%
		Years 2–15: 8.00% x N/D
		Quarterly, 30/360, unadjusted
		Where:
		N = Number of Calendar Days in Reference Period where Spread fixes equal to or above Accrual Barrier.
		D = Number of Calendar Days in Reference Period.
		Minimum Coupon is 0.00%
Accrual Barrier	:	**0.00%**
Spread	:	**CMS30y - CMS2y**
CMS 30y	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to **30** years which appears on the Reuters screen **ISDAFIX1** Page at 11:00 am New York time on each day in the Reference Period.
CMS 2y	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to **2** years which appears on the Reuters screen **ISDAFIX1** Page at 11:00 am New York time on each day in the Reference Period.
Reference Period	:	Each period beginning on (and including) the day that is two Business Days prior to the commencement of each coupon period and ending on (and including) the day that is three Business Days immediately before the next coupon payment date.
Payment Dates	:	20th of January, April, July, and October. 30/360, unadjusted.
Call Provision	:	The Issuer has the right to call the Notes at par 1 year from Issue Date and quarterly thereafter by giving not less than 5 Business Days notice to the noteholder.
Call Notification Period	:	5 Business Days prior to each coupon date
Business Days	:	New York, London
Business Day Convention	:	Following
Underwriter	:	Deutsche Bank Securities Inc. (DBSI)
Governing Law	:	New York
Settlement	:	DTC
Calculation Agent	:	Deutsche Bank AG, London Branch






Product Snapshot
15 Year Non-Call 1 Year Spread Range Note
Indicative Terms Only – April 9, 2007

Sample Structure:

- **Issuer:** **Deutsche Bank AG, London Branch (Aa3)**
- **Underlying Rates:** **30-Year CMS Rate and 2-Year CMS Rate**
- **Maturity:** **15 years**
- **Interest Rate:**
  Year 1 **8.00%**
  Years 2–15 (if not called) **8.00%, Subject to the Range Condition**
  Quarterly interest payments, 30/360
- **Range Condition:** **30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate**
- **Call Provision:** **Callable by the Issuer 1 year from the issue date and quarterly thereafter**

Positioning:

- **Investor is guaranteed to receive a coupon of 8.00% for the first year. Thereafter, the investor receives a proportion of 8.00% equal to the percentage of time during the applicable reference period that the 30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate.**
- **Out of 3362 business days since May 1994, the 30-Year CMS Rate has been lower than the 2-Year CMS Rate for only 9 business days and never by more than 0.0410%.***
- **Since 1994 the average difference between the 30-Year CMS Rate and the 2-Year CMS Rate has been 130bps.***



CMS30 - CMS2 Steepness
(May 5, 1994 to April 6, 2007)

Average: 1.30%

Source: Bloomberg



CMS30 - CMS2 Historical Distribution
(May 5, 1994 to April 6, 2007)

Source: Bloomberg

***Past results do not indicate future performance**

Upside Scenario:

- **The spread between the 30-Year CMS Rate and the 2-Year CMS Rate (the "Spread") remains positive for a significant portion of the coupon period.**

Downside Scenario:

- **The Notes are principal protected. Although the Notes may pay zero coupon after the first year, Investor will always receive a payment at maturity equal to the principal amount of the Notes, subject to Issuer credit risk. (See next page for "Risk Considerations")**




Deutsche Bank

Risk Considerations:
- **The Notes may not pay interest after the first year.**
- **The Notes may be called by the Issuer one year from the issue date and quarterly thereafter.**
- **Liquidity and Market Risk – The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.**
- **Credit Risk – Investors are assuming the credit risk of the issuer.**

Hypothetical Analysis for a Coupon Period:

Because the 30-Year CMS Rate and the 2-Year CMS Rate may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of hypothetical interest payments during the term of the Notes. The Interest Rate on the Notes during the first year will be 8.00%. Thereafter, the Interest Rate for each Interest Period will be calculated by multiplying a base rate, 8.00%, by the quotient of (a) the number of calendar days in the applicable reference period for which the Spread is greater than or equal to 0 (N), divided by (b) the number of calendar days in that applicable reference period (D).

Presented below are examples of hypothetical Interest Rates for Interest Periods occurring a year or more from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the Spread could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below assume that there are exactly 90 calendar days in the applicable reference period (D). Accordingly, the Interest Rate = 8.00% x N/90.

Example 1:
The 30-Year CMS Rate is equal to or exceeds the 2-Year CMS Rate on every day in the applicable reference period.
N = 90 and the Interest Rate per annum = 8.00% x 90/90 = 8.00%.

Example 2:
The 30-Year CMS Rate is equal to or exceeds the 2-Year CMS Rate on only 60 days in the applicable reference period.
N = 60 and the Interest Rate per annum = 8.00% x 60/90 = 5.33%.

Example 3:
The 30-Year CMS Rate is equal to or exceeds the 2-Year CMS Rate on only 30 days in the applicable reference period.
N = 30 and the Interest Rate per annum = 8.00% x 30/90 = 2.67%.

Example 4:
The 30-Year CMS Rate is equal to or exceeds the 2-Year CMS Rate on only 15 days in the applicable reference period.
N = 15 and the Interest Rate per annum = 8.00% x 15/90 = 1.33%.

Example 5:
The 30-Year CMS Rate is not equal to nor exceeds the 2-Year CMS Rate on any day in the applicable reference period.
N = 0 and the Interest Rate per annum = 8.00% x 0/90 = 0.00%.



Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of April 6, 2007. These prices reflect an estimate of the value of the Notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective Duration is the measure of responsiveness of the hypothetical mid-market prices of the Notes to fluctuations in the USD swap curve, taking into account that interest payments on the Notes after the first year, if any, and the likelihood of an Issuer call may fluctuate in response to changes in the level of the Spread and interest rates in general. (The USD swap curve is a yield curve comprising rates for different swap maturities, *e.g.,* 1, 2, 3, 4, 5, 7, 10 and 30 years). Hypothetical Analysis results will be different at different points in time during the term of the Notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The Notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the Notes. Deutsche Bank AG and its affiliates may act as market makers for the Notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their Notes at such prices, or at any prices, at any time during the term of the Notes.

Parallel Shift: The table below illustrates changes in Effective Duration and hypothetical mid-market prices of the Notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on April 6, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the Notes even though the Spread and, therefore, the Interest Rate payable on the Notes for the relevant Interest Period, will remain unchanged.

Parallel Shift								
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	3.19	3.70	3.84	3.84	4.21	4.49	4.77	5.03	5.33
Estimated Mid-Market Price %	103.77	102.91	101.96	101.00	100.00	98.91	97.75	96.53	95.24

Steepening Shift: The table below illustrates changes in Effective Duration and hypothetical mid-market prices of the Notes resulting from an instantaneous change in the USD swap curve above the 2-Year CMS Rate and, therefore, the spread between the 30-Year CMS Rate and the 2-Year CMS Rate points on the USD swap curve, from its level on April 6, 2007. The table below assumes that the 2-Year CMS Rate remains constant, whereas the 30-Year CMS Rate fluctuates by the number of basis points specified below.

Steepening Shift								
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	6.27	6.21	6.18	5.87	4.21	2.51	1.85	1.61	1.02
Estimated Mid-Market Price %	68.42	75.56	84.59	93.42	100.00	103.54	104.78	105.22	105.34

Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 68, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 68 or this document if you so request by calling toll-free 1-866-620-6443.